SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2026

Commission File Number

001-40554

Eco Wave Power Global AB (publ)

(Translation of registrant’s name into English)

52 Derech Menachem Begin St.

Tel Aviv - Yafo, Israel 6713701

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On March 17, 2026, Eco Wave Power Global AB (publ) (the “Company”) issued a press release titled “Eco Wave Power Reports February 2026 Production Results at Jaffa Port, Achieving Record Output During 3-Meter Wave Conditions” a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K.

The first through fourth paragraphs, sixth paragraph, seventh paragraph, ninth and tenth paragraphs, and the section titled “Forward-Looking Statements” in the press release attached as Exhibit 99.1 are incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-275728 and 333-282101) filed with the Securities and Exchange Commission to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Eco Wave Power Global AB (publ), dated March 17, 2026, titled “Eco Wave Power Featured in NVIDIA CEO Jensen Huang’s GTC Keynote Video Highlighting the Role of Renewable Energy in the AI Era”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eco Wave Power Global AB (publ)

By:	/s/ Aharon Yehuda
Aharon Yehuda
Chief Financial Officer

Date: March 17, 2026

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